

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2013

Via E-mail
Mr. David J. Bryant
Chief Financial Officer
Resource Capital Corp.
712 5th Avenue, 12th Floor
New York, NY 10019

> **Re: Resource Capital Corp.**
> **Form 10-K**
> **Filed March 15, 2012**
> **File No. 001-32733**

Dear Mr. Bryant:

We have reviewed your correspondence dated December 20, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Off-Balance Sheet Arrangements, page 68

1.   We note your response to comment 1 in your letter dated December 20, 2012. Please provide us with your proposed disclosure.

Consolidated Balance Sheets, page 76

2.   We note your response to comment 2 in your letter dated December 20, 2012. As previously requested, in future filings please present separately on the balance sheet 1) the assets of consolidated VIEs that can be used only to settle obligations of the consolidated VIEs and 2) the liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the your company

in accordance with ASC 810-10-45-25. Please note that you may state parenthetically after each line item the amount that relates to consolidated VIEs, or you may include a table immediately following the consolidated balance sheets to present assets and liabilities of consolidated VIEs that have been included in the preceding balance sheet. Conversely, please provide us with a statement that none of the assets or liabilities of your consolidated VIEs meet these criteria, if that is the case.

Note 10 – Investments in Unconsolidated Entities, page 97

3.   We note your response to comment 2 in your letter dated December 20, 2012. Please provide us with your proposed disclosure pertaining to the maximum exposure to loss as a result of involvement with unconsolidated VIEs, including 1) how the maximum exposure is determined and 2) the significant sources of exposure to the VIE. Refer to ASC 810-10-50-15.b.

Note 14 – Borrowings, page 104

4.   Please disclose whether creditors (or beneficial interest holders) of your consolidated VIEs have recourse to the general credit of Resource Capital Corp or its non-VIE subsidiaries. Please also disclose the terms of arrangements, giving consideration to both explicit arrangements and implicit variable interests, that could require you to provide financial support (for example, liquidity arrangements and obligations to purchase assets) to your consolidated VIEs, including events or circumstances that could expose you to a loss. Refer to ASC 810-10-50-14.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant